CHRISTOPHER P. PETERSON
212 259 6356
cpeterson@deweyballantine.com
August 8, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	First Albany Companies Inc.
Amendment No. 2 to Preliminary Revised Proxy Statement on Schedule 14A
Filed July 23, 2007
File Nos. 000-14140

Dear Ms. Long:
          On behalf of our client, First Albany Companies Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 6, 2007 (the “Comment Letter”), with respect to Amendment No. 2 to the Preliminary Revised Proxy Statement on Schedule 14A filed by the Company with the Commission on July 23, 2007 (File No. 000-14140) (the “Preliminary Revised Proxy Statement”).
          The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. For the convenience of the Staff, pages with changes made in response to the Staff’s comments marked against the Preliminary Revised Proxy Statement are attached hereto. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.
Questions and Answers About this Proxy Material and Voting, page 1
To what extent will the issuance of the Purchased Shares dilute our existing shareholders’ percentage ownership of the Company? page 3
1.	Please revise to disclose the extent to which the respective ownership stakes of existing affiliated and non-affiliated shareholders will be diluted by the proposed transaction.

United States Securities and Exchange Commission
August 8, 2007

In response to the Staff’s comment, the disclosure appearing on page 3 of the Proxy Statement has been revised in order to disclose the extent to which the respective ownership stakes of existing affiliated and non-affiliated shareholders will be diluted by the proposed transaction.
Summary, page 8
2.	We note your response to comment 8 of our letter dated July 12, 2007. Please revise to disclose the percentage of shareholders not subject to the voting agreement who must vote for the proposals needing a majority vote in order for such proposals to be approved.
In response to the Staff’s comment, the disclosure appearing on pages 9 and 13 of the Proxy Statement has been revised in order to disclose the percentage of shareholders not subject to the voting agreements who must vote for the proposals needing a majority vote in order for such proposals to be approved.
Proposal No. 2
Approval of the Private Placement, page 24
3.	We note your response to comment 12 of our letter dated July 12, 2007. Please revise to provide the current net tangible book value per share.
In response to the Staff’s comment, the disclosure appearing on page 24 of the Proxy Statement has been revised in order to provide the current net tangible book value per share.
Opinion of Our Independent Financial Advisor, page 31
Current Situational Analysis of the Company, page 32
4.	We note your response to comment 17 of our letter dated July 12, 2007. Please revise the disclosure appearing under this heading to discuss Freeman’s consideration of your investment portfolio gain and capitalization of fixed income businesses.
In response to the Staff’s comment, the disclosure appearing on page 33 of the Proxy Statement has been revised in order to discuss Freeman’s consideration of the Company’s investment portfolio gain and capitalization of fixed income businesses.

2

United States Securities and Exchange Commission
August 8, 2007

Conclusion, page 34
5.	We note the statement that “[t]he Board reviewed the financial forecasts prepared by the Company and posed questions regarding their accuracy and completeness” provided in response to comment 18 of our letter dated July 12, 2007. We also note the statement on page 36 that “[w]e believe the assumptions the Company’s management used as a basis for the projections were reasonable at the time the projections were prepared. . . .” Please revise to state whether your board, in questioning the accuracy and completeness of the financial projections provided to Freeman, concluded that Freeman’s reliance upon these materials was reasonable.
In response to the Staff’s comment, the disclosure appearing on page 34 of the Proxy Statement has been revised in order to state that the Board reviewed the financial forecasts prepared by the Company and posed questions regarding their accuracy and completeness at the May 13, 2007 Board meeting, and, based on its review, the Board determined that Freeman’s reliance upon the forecasts was reasonable at that time.
          If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (212) 259-6356.

Very truly yours, /s/ Christopher P. Peterson Christopher P. Peterson

cc:	Peter McNierney, First Albany Companies Inc.
C. Brian Coad, First Albany Companies Inc.
Patricia Arciero-Craig, First Albany Companies Inc.

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Investment Proposals is approved by the shareholders. However, if Proposal 5 is approved by the shareholders, our Certificate of Incorporation will still be amended as provided in that Proposal.
To what extent will the issuance of the Purchased Shares dilute our existing shareholders’ percentage ownership of the Company?
     Our shareholders will incur immediate and substantial dilution of their percentage ownership in the Company if the Investment Proposals are approved by the shareholders and the Purchased Shares are issued. Based on the number of shares outstanding on June 25, 2007, the aggregate ownership of all holders of our outstanding common stock immediately prior to the issuance of the Purchased Shares is currently expected to be reduced to between 25% and 30% of the outstanding shares of common stock (between 22% and 26% on a fully diluted basis), based on the number of shares of common stock outstanding on June 25, 2007, and after giving effect to an increase in the number of Purchased Shares that may result from the adjustment provisions of the Investment Agreement and which may further increase the number of Purchased Shares. The aggregate ownership of the Company’s existing affiliated shareholders is expected to be reduced to between 5% and 6% (between 7% and 8% on a fully diluted basis), and the aggregate ownership of the Company’s existing non-affiliated shareholders is expected to be reduced to between 19% and 25% (between 14% and 19% on a fully diluted basis), in each case based on the number of shares of common stock outstanding on June 25, 2007, and after giving effect to an increase in the number of Purchased Shares that may result from the adjustment provisions of the Investment Agreement and which may further increase the number of Purchased Shares.
Why is the Company seeking shareholder approval for the Private Placement?
     We are subject to the rules of the NASDAQ Stock Market because our common stock is currently listed on the NASDAQ Global Market. These rules require us to obtain shareholder approval for any issuance or sale of common stock that is (i) equal to 20% or more of our outstanding common stock before such an issuance or sale and (ii) at a price per share below the greater of book value or market value of such issuance or sale. These rules also require shareholder approval of any issuance of voting stock that would result in a change of control of the issuer, which is defined as the ownership by any shareholder or group of affiliated shareholders of 20% or more of an issuer’s voting stock immediately following the issuance. The rules apply to the sale and issuance of the Purchased Shares both because (i) the issuance of the Purchased Shares will result in a change of control of the Company and (ii) the maximum price of the Purchased Shares to be issued pursuant to the Investment agreement is $1.50 per share, compared to the $1.60 per share closing price of our common stock on the NASDAQ Global Market on May 11, 2007, the last business day prior to entry into the agreement to sell the Purchased Shares and the Purchased Shares represent more than 20% of our common stock outstanding immediately prior to the completion of the Private Placement. For these reasons, we are required under the NASDAQ Marketplace Rules to obtain shareholder approval prior to issuing the Purchased Shares.
     In addition, under the Investment Agreement, we agreed to seek the approval of the Private Placement at a meeting of our shareholders to be held as soon as practicable after the execution of the Investment Agreement.
Why is the Company seeking to increase the authorized number of shares of common stock as described in Proposal 3?
     We do not currently have sufficient authorized shares to complete the Private Placement described in Proposal 2. To complete the Private Placement and issue the Purchased Shares, we need to substantially increase the number of shares of our common stock authorized for issuance under our Certificate of Incorporation. It is a condition to the completion of the Private Placement that our shareholders approve Proposal 3. Our current Certificate of Incorporation authorizes 50,000,000 shares of common stock for issuance. As of June 25, 2007, there were approximately 16,040,000 shares of our common stock outstanding and an additional approximately 5,233,000 shares reserved for issuance upon exercise of outstanding options and warrants and reserved for future issuance under our equity compensation plans. As a result, as of June 25, 2007, there were only approximately 28,727,000 authorized shares of our common stock available for issuance. We have proposed increasing the authorized number of shares of common stock to 100,000,000 shares to permit completion of the Private Placement and to provide for additional authorized shares of common stock to issue in the future. The additional shares may be issued for various purposes without further shareholder approval, except to the extent required by applicable NASDAQ Marketplace Rules. The purposes may include raising capital, providing equity incentives to employees, officers, directors or consultants, establishing strategic relationships with other companies, expanding our business or product lines through the acquisition of other businesses or products, and other corporate purposes.
What will happen if Proposal 3 is not approved?
     If Proposal 3 is not approved, we will not amend our Certificate of Incorporation as provided in Proposal 3. As noted above, if our Certificate of Incorporation is not amended to increase the authorized number of shares of common stock, we will not be able to complete the Private Placement. If Proposal 3 is not approved, we will not complete the Private Placement or receive any of the proceeds from the sale of the Purchased Shares as described in Proposal 2, we will not amend our Certificate of Incorporation as described in Proposal 4 and we will not adopt the 2007 Plan as described in Proposal 6, even if one or more of such other Investment Proposals is approved by the shareholders. However, if Proposal 5 is approved by the shareholders, our Certificate of Incorporation will still be amended as provided in that Proposal.
Why is the Company seeking to increase the authorized number of shares of preferred stock as described in Proposal 4?
     Under the Investment Agreement, we agreed to seek the shareholders’ approval of an amendment to our Certificate of Incorporation to increase the authorized number of shares of preferred stock from 500,000 to 1,500,000. The additional shares of preferred stock also relate to the Rights Agreement we entered into on March 30, 1998 with our transfer agent, American Stock Transfer & Trust Company (the “Rights Agreement”), designed to provide for fair and equal treatment for all shareholders in the event share capital of the Company from 500,000 shares of preferred stock to 1,500,000 shares of preferred stock with the same par value of $1.00 per share;
     (5) To consider and act upon a proposal to amend the Company’s Certificate of Incorporation to limit the liability of the directors of the Company to the extent permitted under Section 402(b) of the NYBCL;
     (6) To consider and act upon a proposal to approve the adoption of the 2007 Plan;
     (7) To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of the Company for the fiscal year ending December 31, 2007;
     (8) In the event there are insufficient votes at the time of the annual meeting to adopt Proposals 2, 3, 4, 5 and 6, to consider and act upon a proposal to adjourn or postpone the annual meeting in order to solicit additional proxies.
     (9) To consider and act upon such other business as may properly come before the meeting.
     You may vote at the First Albany annual meeting if you owned shares of First Albany common stock at the close of business on ___, 2007. On that date, there were ___shares of First Albany common stock outstanding, approximately 20% of which were owned and entitled to be voted by First Albany directors and executive officers and their affiliates. We currently expect that First Albany’s directors and executive officers will vote their shares in favor of the Private Placement, and Messrs. George McNamee and Alan Goldberg, directors of the Company, and Mr. McNierney, a director and the President and CEO of the Company, have agreed with MatlinPatterson to vote the shares of common stock owned by them in favor of the transaction. These persons collectively own approximately 19% of the outstanding shares of common stock. Therefore, shares representing approximately 32% of the outstanding shares of common stock of the Company as of the record date, in addition to those shares representing approximately 19% of the outstanding shares of common stock which are subject to the Voting Agreements with MatlinPatterson to vote in favor of the transaction, must be voted in favor of Proposals 2, 3, 4, 5 and 6 for these proposals to be approved. Approximately 38% of the shares outstanding which are not subject to the Voting Agreements (which is approximately 81% of the outstanding shares of common stock as of the record date) must be voted in favor of Proposals 2, 3, 4, 5 and 6 for these proposals to be approved.
     You can cast one vote for each share of First Albany common stock you own. The proposals require different percentages of votes in order to approve them:
•	For the election of directors, the three nominees receiving the most “For” votes from the shares present and entitled to vote at the annual meeting, either in person or by proxy, will be elected. Abstentions will not be treated as votes cast at the annual meeting for such purpose.

•	To be approved, Proposal 2 must receive “For” votes constituting a majority of the votes cast at the annual meeting with respect to shares entitled to vote thereon. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will not be treated as votes cast at the annual meeting for such purpose.

•	To be approved, Proposal 3 must receive “For” votes from the holders of a majority of the shares outstanding as of the record date. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will also have the same effect as an “Against” vote.

•	To be approved, Proposal 4 must receive “For” votes from the holders of a majority of the shares outstanding as of the record date. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will also have the same effect as an “Against” vote.

•	To be approved, Proposal 5 must receive “For” votes from the holders of a majority of the shares outstanding as of the record date. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will also have the same effect as an “Against” vote.

•	To be approved, Proposal 6 must receive “For” votes constituting a majority of the votes cast at the annual meeting with respect to shares entitled to vote thereon. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will not be treated as votes cast at the annual meeting for such purpose.

•	To be approved, Proposal 7 must receive “For” votes constituting a majority of the votes cast at the annual meeting with respect to shares entitled to vote thereon. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will not be treated as votes cast at the annual meeting for such purpose.

•	To be approved, Proposal 8, should it be presented for a vote at the annual meeting, must receive “For” votes constituting a majority of the votes cast with respect to shares entitled to vote thereon, whether or not a quorum is present. Abstentions and broker non-votes will not be treated as votes cast at the annual meeting for such purpose.

announced plans to reprice outstanding employee stock options and to replace outstanding employee restricted stock awards with stock appreciation rights.
     The Investment Agreement contains other covenants of the Company, including an agreement of the Company to operate its business in the ordinary course until the purchase is completed. The Company has also agreed not to solicit or initiate discussions with third parties regarding other competing proposals and to certain restrictions on its ability to respond to any unsolicited competing proposal. The Investment Agreement also includes customary representations and warranties of the Company and MatlinPatterson, indemnification provisions for MatlinPatterson and termination provisions for both the Company and MatlinPatterson.
     The summary above of the Investment Agreement does not purport to be complete and is qualified in its entirety by the more detailed description contained herein as well as the full text of such agreement, a copy of which is attached in Appendix A hereto.
     The Investment Agreement contains representations and warranties of the Company and MatlinPatterson made to each other. The statements embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the Company and MatlinPatterson have exchanged in connection with signing the Investment Agreement. Please note that certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as fact.
Registration Rights Agreement (See page 42)
     We agreed to enter into a Registration Rights Agreement with MatlinPatterson (the “Registration Rights Agreement”), pursuant to which we would be required upon the demand of MatlinPatterson on up to three occasions to file with the SEC a registration statement for the resale of Purchased Shares. The Registration Rights Agreement would obligate us to use our best efforts to have the registration statement declared effective as soon as practicable after it is filed. The Registration Rights Agreement also provides MatlinPatterson with piggyback registration rights exercisable if we file certain registration statements on our own initiative or upon the request of another shareholder. We would bear all of the costs of any demand or piggyback registration other than underwriting discounts and commissions and certain other expenses.
     The summary above of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the more detailed description contained herein as well as the full text of such agreement, a copy of which is attached in Appendix A hereto.
Voting Agreements (See page 43)
     MatlinPatterson has entered into certain voting agreements with Messrs. Alan Goldberg, George McNamee and Peter McNierney, individually (the “Voting Agreements”), pursuant to which each such shareholder has agreed to vote the shares of common stock beneficially owned by him in favor of approval of each of the Investment Proposals. Messrs. Goldberg, McNamee and McNierney have agreed, among other things (i) to vote their shares of common stock in favor of the Private Placement and the other Investment Proposals, (ii) not to solicit, encourage or recommend to other shareholders of the Company that they vote their shares of common stock in any contrary manner, that they refrain from voting their shares, that they tender, exchange or otherwise dispose of their shares of common stock pursuant to a “Competing Transaction” (as defined in the Voting Agreements), or that they attempt to exercise any statutory appraisal or other similar rights they may have, (iii) unless otherwise instructed in writing by MatlinPatterson, to vote their shares against any Competing Transaction and (iv) not to, and not to permit any of their employees, attorneys, accountants, investment bankers or other agents or representatives to, initiate, solicit, negotiate, encourage, or provide confidential information in order to facilitate any Competing Transaction. These persons collectively own approximately 19% of the outstanding shares of common stock. Therefore, shares representing approximately 32% of the outstanding shares of common stock of the Company as of the record date, in addition to those shares representing approximately 19% of the outstanding shares of common stock which are subject to the Voting Agreements with MatlinPatterson to vote in favor of the transaction, must be voted in favor of Proposals 2, 3, 4, 5 and 6 for these proposals to be approved. Approximately 38% of the shares outstanding which are not subject to the Voting Agreements (which is approximately 81% of the outstanding shares of common stock as of the record date) must be voted in favor of Proposals 2, 3, 4, 5 and 6 for these proposals to be approved.
     The summary above of the Voting Agreements does not purport to be complete and is qualified in its entirety by the more detailed description contained herein as well as the full text of each such agreement, a copy of which is attached in Appendix A hereto.
Amendment of the Rights Agreement (See page 43)
     On March 30, 1998, we entered into the Rights Agreement with our transfer agent, American Stock Transfer & Trust Company, designed to provide for a fair and equal treatment for all shareholders in the event that an unsolicited attempt is made to acquire our Company. The effect of the Rights Agreement is to discourage acquisitions of more than 15% of our common stock without negotiations with the Board. As required under the Investment Agreement, we entered into an amendment to the Rights

Agreement (the “Amendment to the Rights Agreement”) to provide that entry into the Investment Agreement and the Private Placement will be exempt from the Rights Agreement and that MatlinPatterson and certain related persons would not be deemed to be “Acquiring Persons” thereunder.
Notice and Waiver Letter Agreement (See page 45)
     On July 25, 2007, we entered into a Notice and Waiver Letter Agreement with DEPFA (the “DEPFA Waiver”). Pursuant to the DEPFA Waiver, DEPFA agreed to waive the condition to closing the DEPFA Transaction requiring that we present a management proposal at the annual meeting to amend our Certificate of Incorporation to change our corporate name to a name that does not include the words “First Albany” or “FA” or any derivatives thereof (the “Charter Amendment”). Under the terms of the DEPFA Waiver, we agreed to use commercially reasonable efforts to hold a special meeting of shareholders to approve the Charter Amendment (the “Special Meeting”) prior to or (if necessary) following the closing of the DEPFA Transaction, including following the closing of the Private Placement. The DEPFA Waiver also provides that we and DEPFA will enter into a license agreement (the “License Agreement”) to allow us limited continued use of the name “First Albany” in the event the DEPFA Transaction closes before the Charter Amendment is approved at the Special Meeting. If the Charter Amendment is not effected within sixty days following the closing of the DEPFA Transaction, then the Company will pay DEPFA an annual royalty fee of $50,000 under the terms of the License Agreement.
     We currently intend to hold the Special Meeting following the closing of the Private Placement and expect that, if the Investment Proposals are approved by our shareholders and the Private Placement is completed, MatlinPatterson will be a record holder of our common stock entitled to vote at the Special Meeting. As a condition to the DEPFA Waiver, DEPFA entered into a voting agreement with MatlinPatterson effective as of June 29, 2007 pursuant to which MatlinPatterson agreed to vote its shares of common stock at the Special Meeting in favor of the Charter Amendment. We currently expect that the shareholder proposal regarding the Charter Amendment (the “Charter Amendment Proposal”) to be presented at the Special Meeting will provide that the name of the Company will be changed to Broadpoint Securities Group, Inc. MatlinPatterson has also indicated its intention to vote its shares in favor of a management proposal we intend to present to our shareholders at the Special Meeting to amend the Certificate of Incorporation of the Company to permit our shareholders to act by less than unanimous written consent (the “Consent Proposal” and, together with the Charter Amendment Proposal, the “Special Meeting Proposals”). Following the approval of the Consent Proposal at the Special Meeting, if MatlinPatterson is the holder of a majority of our outstanding common stock, it would be able to take unilateral action by written consent without a shareholder meeting for those actions requiring majority shareholder approval until such time as its ownership interest decreases to fifty percent (50%) or less. If the Investment Proposals are approved by our shareholders and the Private Placement is completed, and we hold the Special Meeting following the closing of the Private Placement when MatlinPatterson is a record holder of our common stock, as we currently intend, MatlinPatterson will have the power acting alone to determine the outcome of the Special Meeting Proposals and they will be approved at the Special Meeting.
No Appraisal Rights (See page 48)
     The shareholders are not entitled to appraisal rights with respect to the Private Placement, and we will not independently provide the shareholders with any such rights.
Proposal No. 3: Amend the Certificate of Incorporation to Increase
the Company’s Authorized Common Stock from 50,000,000 shares to 100,000,000 shares (See page 51)
     We do not currently have sufficient authorized shares to complete the Private Placement described in Proposal 2. To complete the Private Placement and issue the Purchased Shares, we need to substantially increase the number of shares of our common stock authorized for issuance under our Certificate of Incorporation. It is a condition to the completion of the Private Placement that our shareholders approve Proposal 3. Our current Certificate of Incorporation authorizes 50,000,000 shares of common stock for issuance. As of June 25, 2007, there were approximately 16,040,000 shares of our common stock outstanding and an additional approximately 5,233,000 shares reserved for issuance upon exercise of outstanding options and warrants and reserved for future issuance under our equity compensation plans. As a result, as of June 25, 2007, there were only approximately 28,727,000 authorized shares of our common stock available for issuance. We have proposed increasing the authorized number of shares of common stock to 100,000,000 shares to permit completion of the Private Placement, for the Company to reserve 25% of our shares of common stock outstanding from time to time for issuance under the 2007 Plan and our existing long-term incentive plans and to provide additional authorized shares of common stock available to issue in the future. The additional authorized shares may be issued for various purposes without further shareholder approval, except to the extent required by applicable NASDAQ Marketplace Rules. The purposes may include raising capital, providing equity incentives to employees, officers, directors or consultants, establishing strategic relationships with other companies, expanding our business or product lines through the acquisition of other businesses or products, and other corporate purposes.
     If our shareholders do not approve the amendment to our Certificate of Incorporation to increase the authorized number of shares of common stock, we will not be able to complete the Private Placement and we will not receive any of the proceeds from the sale of the Purchased Shares. In such event, we will also not amend our Certificate of Incorporation as described in Proposal 4 and we will not adopt the 2007 Plan as described in Proposal 6, even if one or more of such other Proposals is approved by the shareholders. However, if Proposal 5 is approved by the shareholders, our Certificate of Incorporation will still be amended as provided in that Proposal.
Proposal No. 4: Amend the Certificate of Incorporation to Increase
the Company’s Authorized Preferred Stock from 500,000 shares to 1,500,000 shares (See page 52)
     Under the Investment Agreement, we agreed to seek the shareholders’ approval of an amendment to our Certificate of Incorporation to increase the authorized number of shares of preferred stock from 500,000 to 1,500,000. The additional shares of preferred stock also relate to the Rights Agreement we entered into on March 30, 1998 with our transfer agent, American Stock Transfer & Trust Company (the “Rights Agreement”), designed to provide for fair and equal treatment for all shareholders in the event that an unsolicited attempt is made to acquire our Company. The Rights Agreement gives each holder of common stock the right to purchase 1/100th share of preferred stock upon certain triggering events. In connection with the authorization of 100,000,000 shares of common stock in accordance with Proposal 3, 1,000,000 shares of preferred stock will be needed to support these rights. The additional shares of authorized preferred stock may also be issued for various other purposes, including raising capital, providing equity incentives to employees, officers, directors or consultants, establishing strategic relationships with other companies, expanding our business or product lines through the acquisition of other businesses or products, and other corporate purposes.
     Approval of the amendment to our Certificate of Incorporation to increase the number of authorized shares of our preferred stock is a condition to the closing of the Private Placement and if the shareholders do not approve Proposal 4, we will not be able to complete the Private Placement and we will not receive any proceeds from the sale of the Purchased Shares, unless MatlinPatterson waives the condition. In such event, we also will not amend our Certificate of Incorporation as described in Proposal 3 and we will not adopt the 2007 Plan as described in Proposal 6, even if one or more of such other Proposals is approved by the shareholders. However, if Proposal 5 is approved by the shareholders, our Certificate of Incorporation will still be amended as provided in that Proposal.
Proposal No. 5: Amend the Certificate of Incorporation to
Limit the Liability of the Directors of the Company to the Extent Permitted
under Section 402(b) of the New York Business Corporation Law (See page 54)

PROPOSAL NO. 2
APPROVAL OF THE PRIVATE PLACEMENT
     On May 14, 2007, the Company entered into an Investment Agreement with MatlinPatterson providing for the issuance to MatlinPatterson and certain co-investors which may be designated by it, upon the terms and subject to the conditions of the Investment Agreement, of 33,333,333 newly issued shares of the Company’s common stock, par value $0.01 per share, for an aggregate cash purchase price of $50 million. The number of shares issuable to MatlinPatterson in consideration of the $50 million purchase price (the “Purchased Shares”) is subject to upward adjustment (i) if the Company incurs certain incremental employment-related obligations as a result of the DEPFA Transaction not having closed prior to the closing of the Private Placement and (ii)if the Company’s consolidated net tangible book value per share at closing is less than $1.60, as more fully described below.
     In the event that the DEPFA Transaction closes after the closing of the Private Placement. In such event, certain employees of the Company, who will remain employed by the Company at the time of the closing of the Private Placement and who would have otherwise have become employed by DEPFA had the DEPFA Transaction closed prior to the Private Placement, would be entitled to receive certain cash payments and accelerated vesting of certain equity awards triggered by MatlinPatterson gaining control of the Company that they would not have been entitled to if the DEPFA Transaction had closed first. In such an event, the Investment Agreement provides that the number of Purchased Shares will be increased to account for the cash bonuses or other amounts paid or payable by the Company to any employee of the Municipal Capital Markets Group (“MCMG”) that would not have been so paid had the DEPFA Transaction closed prior to the closing of the Private Placement, as well as the accelerated vesting of the restricted stock awards and stock options held by such employees that would not have occurred if the DEPFA Transaction had closed prior to the closing of the Private Placement. In the event that our employees entitled to receive such payments and to benefit from the accelerated vesting of such awards and options do not waive such rights, we expect the number of Purchased Shares to be increased at the closing, without MatlinPatterson being required to contribute more than the $50 million already contemplated by the Investment Agreement. To the extent that the affected employees are willing to waive their rights to such payments and accelerated vesting, the number of additional Purchased Shares will be reduced accordingly.
     The Investment Agreement also provides that the number of Purchased Shares will be further adjusted upwards, in addition to the adjustment set forth above, if the net tangible book value per share is less than $1.60 as of the closing date. In such case, the number of Purchased Shares will be increased by a factor reflecting the percentage shortfall represented by the net tangible book value per share as of the closing date compared to a target of $1.69 per share. There will first be a pro forma adjustment to eliminate the effects of the DEPFA Transaction on net tangible book value per share, including a pro forma elimination of the incremental cash payments and accelerated restricted stock awards and stock options referred to above if the DEPFA Transaction has not closed prior to the closing of the Private Placement. The net tangible book value per share is calculated as the quotient of the tangible book value on a given date (representing the sum of shareholder’s equity plus temporary capital less intangible assets) divided by the actual number of shares outstanding on such date. As of June 30, 2007, the Company’s net tangible book value per share is $1.62.
     Upon the closing of the Private Placement, and after giving effect to the contemplated issuance to certain employees of restricted stock units as described herein, MatlinPatterson is currently expected to own between 70% and 75% of the outstanding common stock (between 60% and 65% on a fully diluted basis), based on the number of shares outstanding on June 25, 2007, and after giving effect to an increase in the number of Purchased Shares that may result from the adjustment provisions of the Investment Agreement and which may further increase the number of Purchased Shares.
     The proceeds to the Company from the sale of the shares to MatlinPatterson would be invested in the Company’s ongoing businesses, consistent with a strategic plan to be developed by the Company and MatlinPatterson. The development of the strategic plan is expected to be completed following the closing of the Private Placement. It is currently expected that approximately $20 million of the proceeds from the Private Placement will be invested in the Company’s subsidiary Descap Securities Inc. to enable it to position more products and take advantage of opportunities that we believe to exist in the mortgage and asset-backed securities markets and to issue primary debt financing. In addition, we currently expect that up to $10 million will be committed to a fund managed by the Company’s subsidiary, FA Technology Ventures Corporation, which invests in the emerging growth sectors of information and energy technology. We believe the remaining proceeds from the Private Placement will also provide us with additional resources to grow our businesses, to seek to acquire other securities or advisory businesses, to focus on our core investment products and service strengths, to provide incentives to employees and to better meet the needs of our clients, and we may also repay some or all of our indebtedness. Immediately following the closing of the Private Placement, we expect the Company to have over $50 million in cash and working capital in excess of $58 million and we believe the proceeds from the Private Placement will allow the Company to increase existing capital levels with each of its broker dealers. The Private Placement is expected to close in the third quarter of 2007. The terms of the Investment Agreement and the related Registration Rights Agreement and Voting Agreements are more fully described below under “Summary of Terms of the Private Placement,” and copies of the Investment Agreement, the form of the Registration Rights Agreement and the Voting Agreements are appended to this proxy statement as Appendix A.
     It is expected that, if the Private Placement is completed, the Company will hire Mr. Lee Fensterstock, a securities industry equity and temporary capital less intangible assets) of $78.1 million which declined 61.3% to $30.3 million as of the end of the first quarter of 2007.

•	The Company’s stock price at the end of the third quarter of 2003 was $11.63 per share which eroded 86.2% to $1.60 as of the end of the first quarter of 2007. Freeman also considered that the percentage erosion of the Company’s stock price in excess of the percentage erosion of the Company’s tangible book value reflected a negative market outlook regarding the Company’s performance.

•	In six of the last fifteen fiscal quarters, operating losses were largely funded from investment portfolio gains but going forward the Company’s balance sheet no longer had investments with unrealized gains to fund the operating losses and thus by this measure the Company had an outlook with greater potential risk.

•	The Company’s fixed income businesses remain undercapitalized relative to current institutional sales opportunities identified by the direct management of those businesses and relative to historic levels at Descap Securities Inc., the Company’s mortgage-backed security/asset-backed security trading subsidiary.

•	Key employee turnover in early 2007 included the loss of certain key employees in the Company’s capital markets business. In February and March 2007, the Company lost five senior employees in the Company’s Alternative Energy, Industrial Growth, Clean Technology and Medical Devices groups. The head of equity trading for the technology sector also departed the Company.
     MatlinPatterson Transaction Analysis. Based on the Investment Agreement that contemplates a $50 million capital infusion into First Albany at $1.50 per share, Freeman determined that MatlinPatterson’s ownership position on a pro forma basis would be 59.9% on a primary basis or 58.4% on a fully diluted basis. Both pro forma ownership estimates were calculated after taking into consideration the grants of 6.0 million restricted shares by MatlinPatterson to key executives and personnel. The number of restricted stock units was later increased to 6.75 million. Please see “Proposal No. 2 Approval of the Private Placement” above for a discussion of MatlinPatterson’s undiluted and fully-diluted voting interest taking into account the additional 750,000 restricted stock units.
Analysis of MatlinPatterson Discount
     Freeman reviewed the closing trading prices of the Company’s common stock over a thirty day period ending May 11, 2007 and determined that MatlinPatterson’s $1.50 per share investment ranged from 3.8% to 13.8% of a discount to market price. Based on the closing price of the Company’s common stock on May 11, 2007 (the last business day prior to announcement of the Private Placement) of $1.60, the per share investment price of $1.50 represented a 6.25% discount. Freeman noted that the investment by MatlinPatterson, atypically for a speculative transaction of this nature, proposes no additional warrants or preferred stock which could further dilute existing shareholders.
     Freeman analyzed PIPE transactions of a similar nature over a trailing twelve-month period and divided the transactions into three segments based on structure: unregistered common stock, PIPEs with warrants and registered direct placements. Freeman noted that the majority of these transactions did not involve a change of control.
     Unregistered Common Stock. This segment represents the traditional PIPE structure where investors are granted unregistered securities that must become registered in a 90-120 day period. For the trailing twelve-month period, Freeman reviewed fifty-four completed transactions and calculated their mean discount to be 14.2% below the target stock price on the last trading day prior to sale.
     PIPEs with Warrants. This segment represents the PIPE transaction structure used for more speculative investments. Freeman viewed this as the most relevant segment when comparing the current MatlinPatterson investment. For the trailing twelve-month period, there were 136 transactions completed with a calculated mean discount of 18.3% from the last sale price of the target’s stock, excluding any implied discount from the issue of warrants in connection with each transaction.
     Registered Direct Placements. This segment represents transactions used largely for bulletin board growth stocks where the investor is granted registered common stock that is able to be traded immediately. Over the trailing twelve-month period, thirty-nine transactions had an average discount of 8.4% from the target stock price on the last trading day prior to sale.
Post-Private Placement Analysis of the Company
     As a result of the cash infusion from the Private Placement, Freeman calculated that the Company will have a pro forma tangible book value of $1.40 per share based on pro forma financials ending in the second quarter of 2007. The second quarter 2007 pro forma financials prior to the proposed Private Placement showed tangible shareholders equity of $27.4 million with 16,371,000 shares outstanding with the proposed Private Placement increasing shareholders equity to $77.4 million and increasing shares outstanding to 55,329,000. These numbers were calculated taking into account the issuance of 33,333,333 shares of common stock to MatlinPatterson for $50 million and approximately 6.0 million restricted stock units to be issued to certain key employees in connection with the Private Placement, as was contemplated at the May 11, 2007 Special Committee meeting. The number of restricted stock units was later increased to 6.75 million. Please see the section entitled “Proposal No. 2 Approval of the Private Placement” above for a discussion of MatlinPatterson’s undiluted and fully-diluted voting interest taking into account the addition 750,000 restricted stock units. Based on a potential trading range established from the current trading multiples of publicly traded broker-dealers, Freeman determined that the tangible book value multiple could range from a high of 3.1 and a low of 1.7, resulting in potential post-Private Placement per share prices ranging from a high of $4.34 to a low of $2.38. Notwithstanding the above analysis that was conducted by Freeman as a small subset of its overall analysis in determining its Fairness Opinion, Freeman specifically expressed no view as to the price or trading range for shares of the common stock of the Company following the consummation of the Private Placement.
Conclusion
     Based on the analyses described above (which should be read in conjunction with the full text of the Fairness Opinion), and with consideration to the various assumptions and limitations set forth in the Fairness Opinion, Freeman determined that, as of the date of the Fairness Opinion, the consideration to be received by the Company in connection with the Private Placement is fair to the Company from a financial point of view.
     In conducting its review and arriving at its opinion, Freeman, with the Company’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided by the Company or which is publicly available. While Freeman did meet with the management of the Company to review and discuss the analyses and forecasts provided by management, Freeman’s assumption as to the accuracy and completeness of such analyses and forecasts was based on contractual provisions in its engagement letter with the Company, pursuant to which Freeman was entitled to rely upon the accuracy and completeness of all information furnished by the Company. In addition, Freeman did not conduct nor assume any obligation to conduct any physical inspection of the properties or facilities of the Company. Freeman relied upon the assurance of the management of the Company that it was unaware of any facts that would make the information provided to Freeman incomplete or misleading in any respect. Freeman, with the Company’s consent, assumed that the financial forecasts which they examined were reasonably prepared by the management of the Company on the basis reflecting the best currently available estimates and good faith judgments of management as to the future performance of the Company. The Board reviewed the financial forecasts prepared by the Company and posed questions regarding their accuracy and completeness at the May 13, 2007 Board meeting, and, based on its review, the Board determined the Freeman’s reliance upon the forecasts was reasonable at the time.
     Freeman did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was it furnished with such materials. With respect to all legal matters relating to the Company, Freeman relied on the advice of legal counsel to the Company. Freeman’s services to the Company in connection with the transaction contemplated by the Investment Agreement have been to bring both potential investors and acquirers to the Company, assist management in those negotiations and render an opinion from a financial point of view with respect to the consideration offered in the Private Placement. Freeman’s opinion is necessarily based upon economic and market conditions and other circumstances as they existed on May 14, 2007. It should be understood that although subsequent developments may affect Freeman’s opinion, Freeman does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so.
     For purposes of rendering its opinion Freeman assumed in all respects material to its analysis that the representations and warranties of each party contained in the Investment Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Investment Agreement and that all conditions to the consummation of the transaction contemplated in the Investment Agreement will be satisfied without waiver thereof. Freeman also assumed that all governmental, regulatory and other consents and approvals contemplated by the Investment Agreement will be obtained and that in the course of obtaining those consents and approvals no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Private Placement.
     Freeman’s opinion does not constitute a recommendation to any shareholder of the Company to take any action in connection with the transactions contemplated by the Investment Agreement or otherwise. Freeman has not been requested to opine as to, and its opinion does not in any manner address, the Company’s underlying business decision to effect the transactions contemplated by the Investment Agreement. Furthermore, Freeman expressed no view, and specifically currently expresses no view, as to the price or trading range for shares of the common stock of the Company following the consummation of the transactions contemplated by the Investment Agreement.
Financial Projections
     The Company does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, senior management did provide financial forecasts to MatlinPatterson in April of 2007 in connection with their consideration of a possible transaction with the Company. These projections were also provided to our Board and to Freeman. We have included a subset of these projections in this proxy statement to give our shareholders access to certain nonpublic information deemed material by our Board for purposes of considering and evaluating the Private Placement. The inclusion of these projections should not be regarded as an indication that management, our Board, MatlinPatterson, Freeman, or any other recipient of this information considered, or now considers, these projections to be a reliable prediction of future results, and they should not be relied on as such. In addition, as we have only included a subset of the projections in this proxy statement, you are cautioned not to rely on this information as complete in making a decision whether to vote in favor of the Private Placement.

     The Registration Rights Agreement contains customary indemnification provisions that obligate us to indemnify and hold harmless MatlinPatterson, its controlling persons and their officers, directors, partners and employees and any underwriter for losses caused by (i) any untrue statement of material fact or omission of a material fact in the registration statement or any prospectus included therein, (ii) the violation by us of the Securities Act or the Exchange Act, or any rule or regulation thereunder relating to our acts or omissions in connection with the registration statement.
     The Registration Rights Agreement also contains other customary terms found in such agreements, including provisions concerning registration procedures.
Voting Agreements
     The following summary of the provisions of the Voting Agreements is qualified in its entirety by the full text of the Voting Agreements included in Appendix A and incorporated by reference herein.
     MatlinPatterson has entered into certain voting agreements with Messrs. Alan Goldberg, George McNamee and Peter McNierney, individually. Pursuant to the Voting Agreements, such shareholders, who beneficially own in the aggregate 3,120,148 shares of common stock, which represents approximately 19% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act and approximately 19% of the currently outstanding voting power of the Company, have agreed, among other things (i) to vote their shares of common stock (a) in favor of the Private Placement and the Investment Proposals, (ii) not to solicit, encourage or recommend to other shareholders of the Company that they vote their shares of common stock in any contrary manner, that they refrain from voting their shares, that they tender, exchange or otherwise dispose of their shares of common stock pursuant to a “Competing Transaction” (as defined in the Voting Agreements), or that they attempt to exercise any statutory appraisal or other similar rights they may have, (iii) unless otherwise instructed in writing by MatlinPatterson, to vote their shares against any Competing Transaction and (iv) not to, and not to permit any of their employees, attorneys, accountants, investment bankers or other agents or representatives to, initiate, solicit, negotiate, encourage, or provide confidential information in order to facilitate any Competing Transaction. The Voting Agreements expire at the earlier of: (i) the closing of the Private Placement, (ii) the due and proper termination of the Investment Agreement in accordance with its terms, or (iii) the mutual consent of MatlinPatterson and each of Messrs. Goldberg, McNamee and McNierney.
     The purpose of the Voting Agreements is to increase the likelihood that the Private Placement and the Investment Proposals will be approved by the shareholders of the Company at the annual meeting.
Amendment of the Rights Agreement
     The following summary of the provisions of the Amendment of the Rights Agreement is qualified in its entirety by the full text of the Amendment of the Rights Agreement included in Appendix A and incorporated by reference herein.
     As of May 14, 2007, we entered into an amendment to the Rights Amendment with our transfer agent, American Stock Transfer & Trust Company, designed to provide for a fair and equal treatment for all shareholders in the event that an unsolicited attempt is made to acquire us.
     The rights provided under the Rights Agreement are exercisable only if a person or group (an “Acquiring Person”, as defined in the Rights Agreement) acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If an Acquiring Person acquires 15% or more of our common stock, all holders of such rights except the Acquiring Person will be entitled to acquire our common stock at a discount. The effect is to discourage acquisitions of more than 15% of our common stock without negotiations with the Board.
     MatlinPatterson will beneficially own more than 15% of our outstanding common stock following the closing of the Private Placement. We agreed with MatlinPatterson in the Investment Agreement that we would amend the Rights Agreement to provide (i) that entry into the Investment Agreement and the Private Placement would be exempt from the Rights Agreement and (ii) neither MatlinPatterson FA Acquisition LLC (together with its affiliates and associations) or any group in which it is a member will be deemed to be an “Acquiring Person”. We entered into an amendment to Rights Agreement (the “Amendment of the Rights Agreement”) with American Stock Transfer & Trust Company as of May 14, 2007 to effect the required amendments. As a consequence, neither the issuance of the Purchased Shares to MatlinPatterson nor the acquisition by MatlinPatterson or any related person referred to above of any additional shares of our common stock will cause the rights issued under the Rights Agreement to become exercisable. The continued effectiveness of this amendment is a condition to MatlinPatterson’s obligations to purchase the Purchased Shares at the closing of the Private Placement.
     Under the Rights Agreement, we have the express authority to amend the Rights Agreement without shareholder approval. Accordingly, no shareholder action was required to amend the Rights Agreement.
Notice and Waiver Letter Agreement
     On July 25, 2007, we entered into a Notice and Waiver Letter Agreement with DEPFA (the “DEPFA Waiver”). Pursuant to the DEPFA Waiver, DEPFA agreed to waive the condition to closing the DEPFA Transaction requiring that we present a management proposal at the annual meeting to amend our Certificate of Incorporation to change our corporate name to a name that does not include the words “First Albany” or “FA” or any derivatives thereof (the “Charter Amendment”). Under the terms of the DEPFA Waiver, we agreed to use commercially reasonable efforts to hold a special meeting of shareholders to approve the Charter Amendment (the “Special Meeting”) prior to or (if necessary) following the closing of the DEPFA Transaction, including following the closing of the Private Placement. The DEPFA Waiver also provides that we and DEPFA will enter into a license agreement (the “License Agreement”) to allow us limited continued use of the name “First Albany” in the event the DEPFA Transaction closes before the Charter Amendment is approved at the Special Meeting. If the Charter Amendment is not effected within sixty days following the closing of the DEPFA Transaction, then the Company will pay DEPFA an annual royalty fee of $50,000 under the terms of the License Agreement.
     We currently intend to hold the Special Meeting following the closing of the Private Placement and expect that, if the Investment Proposals are approved by our shareholders and the Private Placement is completed, MatlinPatterson will be a record holder of our common stock entitled to vote at the Special Meeting. As a condition to the DEPFA Waiver, DEPFA entered into a voting agreement with MatlinPatterson effective as of June 29, 2007 pursuant to which MatlinPatterson agreed to vote its shares of common stock at the Special Meeting in favor of the Charter Amendment. We currently expect that the shareholder proposal regarding the Charter Amendment (the “Charter Amendment Proposal”) to be presented at the Special Meeting will provide that the name of the Company will be changed to Broadpoint Securities Group, Inc. MatlinPatterson has also indicated is intention to vote its shares in favor of a management proposal we intend to present to our shareholders at the Special Meeting to amend the Certificate of Incorporation of the Company to permit our shareholders to act by less than unanimous written consent (the “Consent Proposal” and, together with the Charter Amendment Proposal, the “Special Meeting Proposals”). Following the approval of the Consent Proposal at the Special Meeting, if MatlinPatterson is the holder of a majority of our outstanding common stock, it would be able to take unilateral action by written consent without a shareholder meeting for those actions requiring majority shareholder approval until such time as its ownership interest decreases to fifty percent (50%) or less. If the Investment Proposals are approved by our shareholders and the Private Placement is completed, and we hold the Special Meeting following the closing of the Private Placement when MatlinPatterson is record holder of our common stock, as we currently intend, MatlinPatterson will have the power acting alone to determine the outcome of the Special Meeting Proposals and they will be approved at the Special Meeting.
     The DEPFA Waiver, the License Agreement and the voting agreement between DEPFA and MatlinPatterson are filed as exhibits to the Company’s current report on Form 8-K filed with the SEC on July 31, 2007.